SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                              TII Industries, Inc.
     -----------------------------------------------------------------------
                                (Name of issuer)

                          Common Stock, $.01 par value
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   872479 20 9
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                                 Alfred J. Roach
                            c/o TII Industries, Inc.
                                1385 Akron Street
                            Copiague, New York 11726
--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)

                                December 8, 1998
     -----------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]




                               Page 1 of 14 Pages

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                                                              Page 2 of 14 Pages
CUSIP No. 872479 20 9



Response to Question   1:  Alfred J. Roach
Response to Question   2:  N/A
Response to Question   3:  SEC USE ONLY
Response to Question   4:  PF
Response to Question   5:  N/A
Response to Question   6:  United States
Response to Question   7:  751,600
Response to Question   8:  0
Response to Question   9:  751,600
Response to Question   10: 0
Response to Question   11: 751,600
Response to Question   12: X
Response to Question   13: 8.9%
Response to Question   14: IN

                                                              Page 3 of 14 Pages
CUSIP No. 872479 20 9

                                  INTRODUCTION

         This Amendment No. 5 to Schedule 13D is being filed by Alfred J. Roach. Mr. Roach filed an original Schedule 13D dated December 8, 1998 (the "Original 13D"). The Original 13D was amended by Amendment No. 1 dated August 20, 1992 ("Amendment No. 1"), Amendment No. 2 dated February 20, 1995 ("Amendment No. 2"), Amendment No. 3 dated September 27, 1995 ("Amendment No. 3") and Amendment No. 4 dated December 18, 1995 ("Amendment No. 4"). The Original 13D, as heretofore amended, is referred to as the "Existing 13D." Items 2, 3, 4, 5 and 6 of the Original Schedule 13D, as amended, are amended to read in their entirety as follows:

Item 2.    Identity and Background.

           (a) This Statement is being filed by Alfred J. Roach.

           (b) The residence address of Mr. Roach is Route 2 - Kennedy Avenue, Guaynabo, Puerto Rico 00657.

           (c) The principal occupation or employment of Mr. Roach is Chairman of the Board of directors of American Biogenetic Sciences, Inc. ("ABS"). Mr. Roach is also Chairman of the Board of Directors of the Company.

               ABS  conducts   research  and   development  of  therapeutic  and
               diagnostic products, primarily in the area of blood coagulation and human cancer.

               ABS's principal executive offices are located at 1385 Akron Street, Copiaque, New York 11726.

           (d) During the last five years, Mr. Roach has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) During the last five years, Mr. Roach has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) Mr. Roach is a citizen of the United States.


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                                                              Page 4 of 14 Pages
CUSIP No. 872479 20 9

Item 3.  Source and Amount of Funds or Other Consideration.

         (a) From 60 days prior to the date of filing the Original 13D until the date of filing this Amendment No. 5, Mr. Roach and Dorothy Roach, his wife, purchased an aggregate of 203,960 and 3,440 shares of Common Stock, respectively, for an aggregate of $1,110,069 and $8,600, respectively. The funds for such purchases were provided by personal funds (including through the exercise of options).

         (b) On February 3, 1992, Mr. Roach also expended $500,000 from personal funds for the purchase of 5,000 shares of the Company's Series B Cumulative 10% Preferred Stock (the "Series B Preferred Stock"). Effective August 7, 1992, the Company completed a private placement (the "Private Placement") of 2,200,000 shares of Common Stock and warrants (the "Warrants") to purchase a like number of shares of Common Stock. Included in such shares and Warrants was the issuance to Mr. Roach of 200,000 shares and Warrants to purchase a like number of shares of Common Stock in exchange for the 5,000 shares of the Series B Preferred Stock.

         (c) On August 4, 1995, the Company redeemed 10,000 of the 27,626 shares of the Company's Series A Cumulative Convertible Redeemable Preferred Stock (the "Series A Preferred Stock") owned by Mr. Roach at their aggregate liquidation and redemption price of $1,000,000 and Mr. Roach exercised his Warrants, paid the exercise price thereunder of $1,000,000 and received 200,000 shares of Common Stock upon such exercise. Of the 27,626 shares of Series A Preferred Stock owned by Mr. Roach (i) 12,390 shares were acquired in exchange for all of the issued and outstanding shares of capital stock of Crown Tool & Die Company ("Crown"), which was owned by Mr. Roach; (ii) 11,850 shares were acquired by Mr. Roach from PRC Leasing Inc., a corporation owned by Mr. Roach ("PRC"), which in turn had acquired 5,000, 2,850 and 4,000 of such shares as part of the purchase price for Crown (which received the 5,000 shares of Series A Preferred Stock in settlement of $500,000 of indebtedness owed by Crown to PRC), for the purchase from PRC of certain equipment and for rental payments under an equipment lease agreement with PRC (as amended, the "Equipment Lease"), respectively, and (iii) 3,386 shares were issued to Mr. Roach in payment of dividends payable in Series A Preferred Stock on outstanding shares of Series A Preferred Stock.

         (d) On September 27, 1995, Mr. Roach and Dorothy Roach converted the 245,300 and 48,304 shares of Class B Stock owned by them, respectively, into an equal number of shares of Common Stock. The Class B Stock had been issued to them in exchange for an equal number of shares of Common Stock in January 1987 in an Exchange Offer by the Company.



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                                                              Page 5 of 14 Pages
CUSIP No. 872479 20 9

Item 4        Purpose of Transaction.

              The securities of the Company held by Mr. Roach were acquired and are being held, as an investment. Except as set forth in Item 6(b), Mr. Roach has no present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company (although Mr. Roach retains the right, which he may exercise at any time or from time to time, in his discretion, to exercise the stock options owned by him and to purchase or sell equity securities of the Company owned by him in open market or in privately negotiated transactions as circumstances warrant), (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.



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                                                              Page 6 of 14 Pages
CUSIP No. 872479 20 9

Item 5        Interest in Security of the Issuer.

              (a) & (b) The following table sets forth the beneficial ownership (and information concerning voting and dispositive power) of Mr. Roach as of March 8, 1999:

                          Number of             Percent
Name                      Shares (1)           of Class (2)
----                      -------              ---------


Alfred J. Roach          751,600 (3)              8.9% (3)



----------------

(1) Alfred J. Roach has sole voting and dispositive power with respect to the shares owned by him. Includes (a) 711,240 outstanding shares owned by Mr. Roach and (b) 40,360 shares issuable upon the exercise of the portion of options held under the Company's 1986 Stock Option Plan which are exercisable on or within 60 days after December 31, 1998. As a result of the restructuring of options occurring on October 8, 1998 and December 8, 1998 as described in paragraphs (c)(vi)(D) and (c)(vi)(E) below, the only options held by Mr. Roach which are exercisable as of December 31, 1998 or within 60 days after December 31, 1998 are the options to purchase 40,360 shares of Common Stock granted on November 14, 1989. Excludes 51,744 outstanding shares that are owned by Mr. Roach's wife, Dorothy Roach. Mr. Roach disclaims beneficial ownership of all securities held by his wife.

(2) Percent of Class is based on 8,375,132 shares of Common Stock actually outstanding on March 8, 1999 and also assumes the issuance of the Common Stock upon the exercise of options (to the extent exercisable on or within 60 days after March 8, 1999) deemed beneficially owned by Mr. Roach but by no other person or entity.

(3) If Mr. Roach is also deemed the beneficial owner of the shares beneficially owned by his wife, he would be deemed to beneficially own an aggregate of 803,344 shares of Common Stock, or 9.5% of the Company's outstanding shares (including, in both cases, options exercisable on or within 60 days after March 8, 1999).

                                                              Page 7 of 14 Pages
CUSIP No. 872479 20 9

         (c)(i) In the Original 13D, Mr. Roach reported that he acquired an aggregate of 113,960 shares of Common Stock on December 1, 1988 for $646,255, as follows:

                                              Per Share
   Transaction                 Shares           Price              Total
   -----------                 ------           -----              -----

   Option exercise             61,760          $5.00             $308,800
   Option exercise             33,000           6.575             216,975
   Open market purchase        19,200           6.275             120,480
                               ------                            ---------
                              113,960                            $646,255

              (ii) In Amendment No. 1, Mr. Roach reported that:

                      (A) On November 14, 1989, Mr. Roach was granted an option to purchase up to 70,360 shares of Common Stock under the Company's 1986 Stock Option Plan, which option became exercisable as to 17,590 shares on each of November 14, 1989, May 14, 1990, November 14, 1990 and May 14, 1991 at an exercise price of $2.50 per share.

                      (B) On July 18, 1991, Mr. Roach acquired 15,130 shares of the Series A Preferred Stock in exchange for all of the issued and outstanding shares of capital stock of Crown, which was owned by Mr. Roach. Crown was established by Mr. Roach in 1985 to acquire certain assets of a vendor of certain components to the Company and thereupon became a vendor of components to the Company. See paragraph (c)(iv)(A) below. Each share of Series A Preferred Stock was valued at $100 and became convertible commencing July 18, 1994 into Common Stock, based on such value, at an exercise price of $6.25 per share subject to potential anti-dilution adjustments.

                      (C) On July 18, 1991, the Company issued 5,000 shares of the Series A Preferred Stock to PRC as part of the purchase price for Crown in settlement of $500,000 of indebtedness owed by Crown to PRC and 2,850 shares of Series A Preferred Stock for the purchase from PRC of certain equipment. These shares were subsequently transferred by PRC to Mr.
                           Roach.

                      (D) On each of July 18, 1991, January 18, 1992 and July 18, 1992, the Company issued 1,000 shares of Series A Preferred Stock in consideration of $100,000 semi-annual rentals under the Equipment Lease. These shares were subsequently transferred by PRC to Mr. Roach.


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                                                              Page 8 of 14 Pages
CUSIP No. 872479 20 9

                      (E) On each of December 3, 1991 and January 17, 1992, Mr. Roach purchased 15,000 shares of Common Stock by exercising an option previously granted to him under the Company's 1986 Stock Option Plan at an exercise price of $2.50 per share.

                      (F) On each of December 3, 1991 and January 17, 1992, Dorothy Roach purchased 1,720 shares of Common Stock by exercising an option previously granted to her under the Company's 1986 Stock Option Plan at an exercise price of $2.50 per share. Mr.
                               Roach disclaims beneficial ownership of his wife's shares.

                      (G) On August 10, 1992, effective as of August 7, 1992, Mr. Roach, in the Private Placement, exchanged 5,000 shares of the Series B Preferred Stock acquired by him from the Company on February 3, 1992 for $500,000 for 200,000 shares of Common Stock and Warrants entitling him to purchase 200,000 shares of Common Stock until August 6, 1995 at an exercise price of $5.00 per share. See paragraph (c)(iv)(G) below for information concerning the exercise of the Warrants.

              (iii) In Amendment No. 2, Mr. Roach reported that, on September 14, 1994, he was granted an option to purchase up to 100,000 shares of Common Stock under the Company's 1986 Stock Option Plan at an exercise price of $4.625 per share, which option became exercisable, on a cumulative basis, as to 20,000 shares on each of September 14, 1995, September 14, 1996, September 14, 1997, September 14, 1998 and
                     September 14, 1999. See paragraph (c)(vi)(E) below for information concerning the restructuring of this option.

              (iv)   In Amendment No. 3, Mr. Roach reported that:

                      (A) On February 26, 1992, the Company and Mr. Roach reduced (pursuant to the terms of the agreement under which they were issued) by 2,740 shares (to 12,390 shares) the 15,130 shares of Series A Preferred Stock issued to Mr. Roach in consideration for all of the issued and outstanding capital stock of Crown.

                      (B) On February 26, 1992, the Company issued to Mr. Roach 3,386 shares of Series A Preferred Stock in payment of dividends payable in Series A Preferred Stock on outstanding shares of Series A Preferred Stock.

                      (C)  On February 15, 1993, the Company issued 1,000 shares
                           of   Series  A   Preferred   Stock   to  PRC   (which
                           subsequently transferred such shares to

                                                              Page 9 of 14 Pages
CUSIP No. 872479 20 9

                           Mr. Roach) in consideration of a $100,000 semi-annual rental payment due January 18, 1993.

                      (D) On May 15, 1995, Mr. Roach was granted an option to purchase up to 100,000 shares of Common Stock under the Company's 1986 Stock Option Plan at an exercise price of $5.125 per share, which option became exercisable, on a cumulative basis, as to 20,000 shares on each of May 15, 1996, May 15, 1997, May 15, 1998, May 15, 1999 and May 15, 2000. See paragraph
                           (c)(vi)(E) below for information concerning the restructuring of this option.

                      (E) On August 9, 1995, Mr. Roach received as a gift 2,400 shares of the Company's Class B Stock, $.01 par value per share ("Class B Stock").

                      (F) On the same date, Mr. Roach made a gift of 2,400 shares of Common Stock.

                      (G) On August 4, 1995, the Company redeemed 10,000 of the 27,626 shares of Series A Preferred Stock owned by Mr. Roach at their aggregate liquidation and redemption price of $1,000,000 and Mr. Roach exercised his Warrants (which entitled Mr. Roach to purchase 200,000 shares of Common Stock until August 6, 1995 at an exercise price of $5.00 per share of Common Stock), paid the exercise price of $1,000,000 and received 200,000 shares of Common Stock upon such exercise.

                      (H) On September 21, 1995, the Company redeemed the remaining 17,626 shares of Series A Preferred Stock from Mr. Roach at their aggregate liquidation and redemption price of $1,762,600.

                      (I) On September 27, 1995, Alfred J. Roach and Dorothy Roach converted, in accordance with the provisions of the Company's Restated Certificate of Incorporation, as amended, the 245,300 and 48,304 shares of the Company's Class B Stock, respectively, owned by them, for an equal number of shares of the Company's Common Stock, resulting in a reduction in outstanding Class B Stock to a level that all remaining Class B Stock (having, generally, 10 votes per shares) were automatically converted into Common Stock (having 1 vote per share).

              (v) In Amendment No. 4 to the Original 13D, dated December 18, 1995, Mr. Roach reported that, on December 18, 1995, Alfred J. Roach sold, in open market transactions, 100,000 shares of Common Stock at $7.375 per share.

                                                             Page 10 of 14 Pages
CUSIP No. 872479 20 9

              (vi)  In addition to the transactions  previously  reported by Mr.
                    Roach:

                      (A)  On May 6, 1996,  June 17, 1996,  September  26, 1996,
                           August 29, 1997, October 7, 1997,  December 10, 1997,
                           December 30, 1997 and May 12, 1998, Mr. Roach made gifts of 10,000, 7,000, 1,000, 500, 2,000, 10,000,
                           5,000   and   15,000    shares   of   Common   Stock,
                           respectively.

                      (B) On July 25, 1996, Mr. Roach was granted an option to purchase up to 50,000 shares of Common Stock under the Company's 1995 Stock Option Plan at an exercise price of $4.50 per share, which option became exercisable, on a cumulative basis, as to 10,000 shares on each of July 25, 1997, July 25, 1998, July 25, 1999, July 25, 2000 and July 25, 2001. See
                           paragraph (c)(vi)(D) below for information concerning the restructuring of this option.

                      (C) On December 30, 1997, Mr. Roach was granted an option to purchase up to 60,000 shares of Common Stock under the Company's 1995 Stock Option Plan at an exercise price of $4.375 per share, which option became exercisable, on a cumulative basis, as to 12,000 shares on each of December 30, 1998, December 30, 1999, December 30, 2000, December 30, 2001 and
                           December 30, 2002. See paragraph (c)(vi)(D) below for information concerning the restructuring of this option.

                      (D) On October 8, 1998, the Board of Directors of the Company offered Mr. Roach the right (which Mr. Roach accepted on that date) to modify his existing options to purchase an aggregate of 110,000 shares of Common Stock under the Company's 1995 Stock Option Plan by reducing the exercise price on such options to $1.563 per share, providing a new ten year term which extends until October 7, 2008 with such modified options becoming exercisable in five equal annual installments commencing October 8, 1999. Aside therefrom the options continue to be governed under the existing option contracts and the provisions of the Company's 1995 Stock Option Plan, as amended.

                      (E) On December 8, 1998, the Board of Directors of the Company offered Mr. Roach the right to cancel his existing options granted on November 14, 1989 (to purchase 40,360 shares of Common Stock), September 14, 1994 (to purchase 100,000 shares of Common Stock) and May 15, 1995 (to purchase 100,000 shares of Common Stock) under the Company's 1986 Stock Option Plan and receive a new option to purchase an aggregate of 240,360 shares of Common Stock under the Company's 1998 Stock Option Plan. Also on December 8, 1998, Mr. Roach accepted

                                                             Page 11 of 14 Pages

CUSIP No. 872479 20 9

                           the offer as to his options granted on September 14, 1994 and May 15, 1995, but not as to his options granted on November 14, 1989. The new option to purchase 200,000 shares of Common Stock has an exercise price of $2.313 per share, a term of ten years which extends until December 7, 2008, and is exercisable, on a cumulative basis, in five equal annual installments commencing December 8, 1999. The new option is governed by the Company's new 1998 Stock Option Plan instead of the 1986 Stock Option Plan which governed the then existing options.

              (d) No other  person is known to have the right to  receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by Mr.
                  Roach.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

              (a) Mr. Roach holds  options,  granted  under the  Company's  1986
                  Stock Option Plan, to purchase 40,360 shares of Common Stock at an exercise price of $2.50 per share, which options are presently exercisable in full and expire on November 13, 1999. After giving effect to the modification of options described in Item 5(vi)(D), Mr. Roach also holds options, granted under the Company's 1995 Stock Option Plan, to purchase 110,000 shares of Common Stock at an exercise price of $1.563 per share, which options are exercisable, on a cumulative basis, as to 22,000 shares on each of October 8, 1999, October 8, 2000, October 8, 2001, October 8, 2002 and October 8, 2003 and expires on October 7, 2008. After giving effect to the cancellation of options and receipt of a replacement option described in Item 5(vi)(E), Mr. Roach further holds an option granted under the Company's 1998 Stock Option Plan to purchase 200,000 shares of Common Stock at an exercise price of $2.313 per share, which option is exercisable, on a cumulative basis, as to 40,000 shares on each of December 8, 1999, December 8, 2000, December 8, 2001, December 8, 2002 and December 8, 2003 and expires on December 7, 2008.

              (b) On  December  31,  1998,  the  Company  entered  into a  Stock
                  Purchase Agreement ("Agreement") to acquire from Alfred J. Roach all of the outstanding shares of capital stock of PRC for $2,205,400 of the Company's Common Stock. The only activity of PRC is leasing equipment to the Company. The existing lease, which was entered into in July of 1991, requires annual rental payments of $200,000 and expires in July 2001. In November 1998, the Company obtained an appraisal of the equipment from a certified appraiser who calculated the fair market value of the equipment to be $2,205,400. The closing price of the Company's Common Stock on December 31, 1998 was $1.875 per share and the Company agreed to issue 1,176,213 shares of its Common Stock in exchange for all of the outstanding capital stock of

                                                             Page 12 of 14 Pages
CUSIP No. 872479 20 9

                  PRC, subject to completion of the transaction which requires, among other things, approval by the Company's stockholders. Rental payments ceased effective December 31, 1998, subject to completion of the transaction. If the transaction is not completed, the original terms of the lease shall again govern, including the requirement to pay all rent that would otherwise have been paid for periods after December 31, 1998.


              The foregoing summaries of agreements are qualified in their entirety by reference to the exhibits to this Schedule 13D.

Item 7.       Material to be Filed as Exhibits.

              The following are exhibits to this Statement:

              1(a). Stock Option Agreement, dated November 14, 1989, between the Company and Alfred J. Roach. (Filed as Exhibit 2 to Amendment No. 1).

              1(b). Stock Option Agreement, dated November 14, 1989, between the Company and Dorothy Roach. (Filed as Exhibit 3 to Amendment No. 1).

              1(c). Letter Agreement, dated December 8, 1998, between the Company and Dorothy Roach.*

              1(d). Stock Option Agreement, dated December 8, 1998, between the Company and Dorothy Roach.*

              1(e). Stock Option Agreement, dated September 14, 1994, between the Company and Alfred J. Roach. (Filed as Exhibit 1(b) to Amendment No. 2).

              1(f). Stock Option Agreement, dated May 15, 1995, between the Company and Alfred J. Roach. (Filed as Exhibit 1(d) to Amendment No. 3).

              1(g). Stock Option Agreement, dated July 25, 1996, between the Company and Alfred J. Roach.*

              1(h). Stock Option Agreement, dated December 30, 1997, between the Company and Alfred J. Roach.*

-----------------------

*     Filed herewith

                                                             Page 13 of 14 Pages
CUSIP No. 872479 20 9

              1(i). Letter Agreement, dated October 8, 1998, between the Company and Alfred J. Roach.*

              1(j). Letter Agreement, dated December 8, 1998, between the Company and Alfred J. Roach.*

              1(k). Stock Option Agreement, dated December 8, 1998, between the Company and Alfred J. Roach.*

              2. Certificate of Designations filed by the Company with the Secretary of State of Delaware on July 9, 1991 with respect to the Company's Series A Preferred Stock. (Filed as Exhibit 5 to Amendment No. 1).

              3(a). Equipment Lease, dated July 18, 1991. (Filed as Exhibit 6 to Amendment No. 1).

              3(b).   Amendment,  dated  July 18,  1992 to the  Equipment  Lease
                      (Incorporated by reference to Exhibit 10(b)(67) to the Company's Annual Report on Form 10-K for the fiscal year ended June 25, 1993).

              3(c). Second Amendment, dated February 25, 1993 to the Equipment Lease (Incorporated by reference to Exhibit 10(b)(68) to the Company's Annual Report on Form 10-K for the fiscal year ended June 25, 1993).

              3(d). Restated Third Amendment, dated December 14, 1993 to the Equipment Lease. (Filed as Exhibit 4(d) to Amendment No.
                      2).

              4. Stock Purchase Agreement dated as of December 31, 1998 between the Company and Alfred J. Roach. (Filed as Exhibit 2 to the Company's Form 10-Q for the quarter ended December 25, 1998).

-----------------------

*     Filed herewith

                                                             Page 14 of 14 Pages
CUSIP No. 872479 20 9

                                   Signatures
                                   ----------

              After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:     March 16, 1999


                                                     /s/ Alfred J. Roach
                                                --------------------------------
                                                         Alfred J. Roach